Item 77D - Deutsche Global Inflation Fund (a series of Deutsche Income Trust)

Effective on August 20, 2014, the following information replaced similar disclosure contained under the "Main investments" sub-section of the "PRINCIPAL
INVESTMENT STRATEGY" section within
the summary section and the "FUND
DETAILS" section of the fund's prospectus.

Main investments. The fund invests in
inflation-indexed bonds and other fixed
income securities of varying maturities
issued by the US government and non-US
governments, their agencies or
instrumentalities, and US and non-US
corporations and derivatives related to each of these types of securities. The fund may also invest (directly or indirectly) up to 30% of its total assets in commodity-linked derivative instruments (such as commodity-linked swaps, structured notes and futures contracts), equity securities, and securities of Real Estate Investment Trusts (REITs).
Commodity-linked derivative instruments
are designed to provide exposure to the
investment return of assets that trade in the commodity markets, without investing directly in physical commodities. Physical commodities are assets that have tangible properties such as gas, heating oil, industrial and other precious metals, livestock, or agricultural products. The fund may gain exposure to the commodity markets by investing a portion of its assets in a wholly-owned subsidiary (the "Subsidiary"), which shares the same portfolio management as the fund and is expected to invest mainly in commodity-linked derivative instruments and fixed income securities, some of which may serve as margin or collateral for the Subsidiary's derivatives positions.
Other fixed income securities in which the fund may invest include mortgage-backed and asset-backed securities, floating rate debt securities, and taxable and tax-exempt municipal bonds. Up to 10% of the fund's total assets may be invested in below investment grade bonds or instruments (also referred to as junk bonds).

All disclosure and references in the fund's prospectus to "Senior loans risk" and "Conflict of interest risk" are hereby deleted.


 For internal use only
S:\Shared\Financial Reporting\DeAM\Production\2014\09.2014\N-SAR\N-
SAR Backup\Deutsche Income Trust\Exhibit 77D Global Inflation.docx

 For internal use only

 For internal use only